SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                BLOCKBUSTER INC.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    093679207
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 20, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 093679207                 13D                    Page 2 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Partners, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,100,085
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,100,085
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,100,085
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 2.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 093679207                 13D                    Page 3 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Partners II, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 136,284
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 136,284
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 136,284
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 093679207                 13D                    Page 4 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,236,369
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,236,369
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,236,369
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 093679207                 13D                    Page 5 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,065,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,065,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 4,065,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 5.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 093679207                 13D                    Page 6 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                4,065,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                4,065,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                4,065,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 093679207                 13D                    Page 7 of 14 Pages

Item 1.     Security and Issuer.

     This statement relates to the Class B common stock, par value $0.01 (the "Common Stock") of Blockbuster Inc. (the "Company"). The Company's principal executive offices are located at 1201 Elm Street, Dallas, Texas 75270.


Item 2.     Identity and Background.

     (a) This statement is filed by:

          (i) Eminence Partners, LP, a New York limited partnership ("Eminence I"), with respect to the shares of Common Stock directly owned by it;

         (ii) Eminence Partners II, LP, a New York limited partnership ("Eminence II" and together, with Eminence I, the "Partnerships"), with respect to the shares of Common Stock directly owned by it;

        (iii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"), with respect to the shares of Common Stock directly owned by the Partnerships;

         (iv) Eminence Capital, LLC, a New York limited liability company (the "Investment Manager"), which serves as the investment manager to the Partnerships and Eminence Fund, Ltd., a company organized under the laws of the Cayman Islands ("Eminence Offshore"), with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Offshore; and

          (v) Ricky C. Sandler, with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Offshore.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     (c) The principal business of the Partnerships is serving as private investment limited partnerships. The principal business of Eminence GP is serving as a general partner to the Partnerships. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

CUSIP No. 093679207                 13D                    Page 8 of 14 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Partnerships are limited partnerships organized under the laws of the State of New York. Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships and Eminence Offshore is approximately $32,542,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 093679207                 13D                    Page 9 of 14 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Eminence Partners, LP
            (a) Aggregate number of shares beneficially owned: 2,100,085
                       Percentage: 2.9% The percentages used herein and in the rest of Item 5 are calculated based upon the 72,000,000 Class B shares of Common Stock issued and outstanding as of November 2, 2004 as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2004.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 2,100,085
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 2,100,085
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence I in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence I, has the power to direct the affairs of Eminence I, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP and in that capacity directs its operations.
            (e) Not applicable.

      B. Eminence Partners II, LP
            (a) Aggregate number of shares beneficially owned: 136,284
                       Percentage: 0.2%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 136,284
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 136,284
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence II, has the power to direct the affairs of Eminence II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

CUSIP No. 093679207                 13D                   Page 10 of 14 Pages

      C. Eminence GP, LLC
            (a) Aggregate number of shares beneficially owned: 2,236,369
                       Percentage: 3.1%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 2,236,369
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 2,236,369
            (c) Eminence GP did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I and Eminence II, which were all in the open market, are set forth in Schedules A and B, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

      D. Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: 4,065,000
                       Percentage: 5.6%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 4,065,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 4,065,000
            (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II and Eminence Offshore, which were all in the open market, are set forth in Schedules A, B and C, respectively, and are incorporated by reference.
            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
            (e) Not applicable.

      E. Ricky C. Sandler
            (a) Aggregate number of shares beneficially owned: 4,065,000
                       Percentage: 5.6%
            (b) 1. Sole power to vote or direct vote: 0
                2. Shared power to vote or direct vote: 4,065,000
                3. Sole power to dispose or direct the disposition: 0
                4. Shared power to dispose or direct the disposition: 4,065,000
            (c) Mr. Sandler did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II and Eminence Offshore, which were all in the open market, are set forth in Schedules A, B and C, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

CUSIP No. 093679207                 13D                   Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  January 25, 2005

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler,
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       Investment Manager of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP and
                                       Eminence Fund, Ltd., and as
                                    Managing Member of
                                    Eminence GP, LLC,
                                       General Partner of
                                       Eminence Partners, LP and
                                       Eminence Partners II, LP

CUSIP No. 093679207                 13D                   Page 12 of 14 Pages

                                   Schedule A

                              Eminence Partners, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

01/10/05                           25,220                    $8.53
01/13/05                          164,490                    $8.70
01/14/05                          352,130                    $8.89
01/18/05                          116,230                    $9.15
01/19/05                            4,670                    $9.28
01/20/05                          243,140                    $9.05
01/21/05                          160,320                    $8.99

CUSIP No. 093679207                 13D                   Page 13 of 14 Pages

                                   Schedule B

                            Eminence Partners II, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

01/03/05                           (8,000)                   $8.79
01/10/05                            1,590                    $8.53
01/13/05                           10,680                    $8.70
01/14/05                           22,850                    $8.89
01/18/05                            7,530                    $9.15
01/19/05                              300                    $9.28
01/20/05                           15,780                    $9.05
01/21/05                           10,420                    $8.99

CUSIP No. 093679207                 13D                   Page 14 of 14 Pages

                                   Schedule C

                              Eminence Capital, LLC

                                                         Price Per Share
Date of                          Number of Shares        (including commissions,
Transaction      Client          Purchased/(Sold)        if any)

01/03/05     Eminence Offshore        8,000                   $8.83
01/10/05     Eminence Offshore       23,190                   $8.53
01/13/05     Eminence Offshore      143,230                   $8.70
01/14/05     Eminence Offshore      306,620                   $8.89
01/18/05     Eminence Offshore      101,240                   $9.15
01/19/05     Eminence Offshore        4,073                   $9.28
01/20/05     Eminence Offshore      211,737                   $9.05
01/21/05     Eminence Offshore      139,560                   $8.99